
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2015

Donald H. Hosmer
Co-President and Co-Chief Executive Officer
Royale Energy, Inc.
3777 Willow Glen Drive
El Cajon, CA 92019

> **Re: Royale Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2015**
> **File No. 333-203229**

Dear Mr. Hosmer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this primary offering. If applicable, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Additionally, please confirm that you will disclose the public float and the amount of securities offered during the prior 12 months on the outside front cover of your prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3.

Information Incorporated by Reference, page 19

2.   Please revise your exhibit index to incorporate by reference all of the information required by Item 12 of Form S-3, including Item 12(a)(1). For example, we note your Form 10-K for the year ended December 31, 2014, filed on March 31, 2015.

Exhibit Index, page II-4

3.   Please file as exhibits to this registration statement all instruments defining the rights of the holders of the securities you are registering. Refer to Item 601(b)(4) of Regulation S-K. In this regard, prior to effectiveness, please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement. See Compliance and Disclosure Interpretations: Securities Act Rules, Question 212.19.

4.   Please file an executed legal opinion in a pre-effective amendment. For guidance, refer to Section II.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director